SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  'New city licences in China'



Embargo: 07.00 Wednesday 16 February 2005


 CITIC Prudential awarded life insurance licences for two more cities in China


Prudential plc (Prudential) announced today that its life insurance joint venture, CITIC Prudential, has been awarded life insurance licences for Dongguan and Foshan, two large cities in China's Guangdong province. These two licences continue Prudential's planned expansion into the rapidly growing Chinese life insurance market. Prudential is the only European life insurer with licences to operate in 6 Chinese cities.


Dongguan and Foshan are key cities in Guangdong province, which lies adjacent to the Hong Kong Special Administrative Region in southern China. With a population of 6.4 million, Dongguan is the province's second largest city. Foshan with 5.6 million people is ranked fourth. The cities were chosen because of their strategic location and market appeal. Last year, these cities recorded GDP growth of 20 and 16 percent respectively.


Dan Bardin, Chief Executive of Insurance, Prudential Corporation Asia, said, "Guangdong province is one of China's largest and fastest growing regions. When combined with our existing Guangzhou operation, these two new licences will give us an operating presence in three of the four largest cities in Guangdong province. It also demonstrates our ongoing commitment to building a material life insurance business in China."


Captain Chia, CEO China CITIC Prudential Life added, "These new offices will benefit enormously from the knowledge and successes of our existing operations. As is the case with all our operations in China, we will focus on building high quality distribution and offering a wide range of savings and protection products."


CITIC Prudential announced a further milestone in its expansion into China at the end of January 2005 - the awarding of a licence by the China Insurance Regulatory Commission (CIRC) to sell group life insurance in the Chinese market.


CITIC Prudential continues to grow its presence in China, reaching out to more customers. In 2000 it opened its Guangzhou branch, and in August 2003 its Beijing branch opened for business. In September 2004 CITIC Prudential Suzhou commenced operation and the company plans to open its Shanghai office in May 2005. CITIC Prudential now has a network of over 8,000 staff and agents in China.


                                    - ENDS -



Enquiries:

Media Relations:   Investors / analysts:

Clare Staley       020 7548 3719 Marina Lee-Steere  020 7548 3511

Joanne Davidson    020 7548 3708



About Prudential


*Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.


Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP170 billion (as of 30 June 2004 - latest published figures) of funds under management.


In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP112 billion of funds under management. Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.


Prudential is the leading European-based life insurer in Asia with operations in 12 countries.


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


About CITIC Group (China International Trust and Investment Corporation)


CITIC was established on October 4 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.


CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilised foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.


CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2003, CITIC had total assets of over RMB 700 billion (US$84.6 billion).

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 February 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/      Clare Staley

                                                  Clare Staley
                                                  Head of Group Media Relations